Exhibit 99.1

Dominion Diamond Corporation files Annual Report on Form 40-F with SEC

TORONTO, April 29, 2013 /CNW/ - Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the "Company"), has filed with the U.S. Securities and Exchange Commission its annual report on Form 40-F, which includes the Company's audited consolidated financial statements for the year ended January 31, 2013, prepared in accordance with International Financial Reporting Standards. This document is available electronically at www.sec.gov or the Company's website at www.ddcorp.ca. Shareholders may also request a hard copy of the Company's audited consolidated financial statements free of charge through the Company's website or by contacting the Investor Relations Department.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two of the world's most valuable diamond mines. Both mines are located in the low political risk environment of the Northwest Territories of Canada. The Company is the fourth largest diamond producer by value globally and the largest diamond mining company by market capitalization, listed on the Toronto and New York Stock Exchanges.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing prospective resources.  It also sells diamonds from its 40% ownership in the Diavik Diamond Mine.

SOURCE: Dominion Diamond Corporation

%CIK: 0000841071

For further information:

please visit www.ddcorp.ca

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or
rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 17:40e 29-APR-13